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First MetLife Investors Insurance Company
c/o 5 Park Plaza, Suite 1900
Irvine, CA 92614

May 2, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  First MetLife Investors Variable Annuity Account One
     First MetLife Investors Insurance Company
     File Nos. 333-186217 and 811- 08306 ("Registration Statement") SEC Accession No. 0001193125-13-024163
     (Form RW - Registration Withdrawal Request)

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, First MetLife Investors Insurance Company ("FMLI") and First MetLife Investors Variable Annuity Account One (the "Registrant") hereby request the withdrawal of Registrant's initial registration statement on Form N-4 for the Class C (offered on and after __________, 2013) Contracts (the "Contracts"), SEC File No. 333-186217, filed with the Securities and Exchange Commission on January 25, 2013.

FMLI and the Registrant are requesting withdrawal of the Registration Statement for the Contracts because FMLI has determined not to sell the Contracts. Therefore, FMLI and the Registrant hereby request that an order be issued granting their request for withdrawal of the Registration Statement for the Contracts as soon as is practicable. No Contracts were sold in connection with the Registration Statement.

If you have any questions regarding this matter, please contact Thomas Conner of Reed Smith LLP at (212) 414-9208.

Sincerely,

First MetLife Investors Insurance Company

By: /s/ Gregory E. Illson
    -----------------------------------
    Gregory E. Illson
    Vice President

First MetLife Investors Variable Annuity Account One

By: First MetLife Investors Insurance Company

By: /s/ Gregory E. Illson
    -----------------------------------
    Gregory E. Illson
    Vice President

cc:  W. Thomas Conner, Esq.
     John B. Towers, Esq.
     Michele H. Abate, Esq.